Exhibit 1.01

Tesla Conflict Minerals Report

* This report has been filed to comply with the reporting period for the year ended December 31, 2014.

Tesla’s mission

The goal of Tesla when we were created a decade ago was the same as it is today: to accelerate the advent of sustainable transport by bringing compelling electric cars to the mass market.

Overview of Tesla

We design, develop, manufacture and sell high-performance fully electric vehicles, advanced electric vehicle powertrain components and stationary energy storage systems. We have established our own network of sales and service centers and Supercharger stations globally to accelerate the widespread adoption of electric vehicles. We believe our vehicles, electric vehicle engineering expertise, and business model differentiates us from incumbent automobile manufacturers.

In 2014, we produced and sold our second vehicle, the Model S sedan. Model S is a four door, five passenger premium sedan that offers exceptional performance, functionality and attractive styling. The Model S inherited many of the electric powertrain innovations we introduced with our first vehicle, the Tesla Roadster which was launched in 2008 and was the first commercially produced and federally compliant EV in the United States.

In addition to developing our own vehicles, we provide services for the development of full electric powertrain systems and components, and sell electric powertrain components to other automotive manufacturers. We have provided development services and powertrain components to Daimler AG for its Smart fortwo, A-Class, and B-Class electric vehicles. We also have developed a full electric powertrain system for Toyota Motor Corporation for use in its RAV4 EV.

Tesla’s Supply Chain

Model S uses over 3,000 purchased parts which we source globally from over 350 suppliers. We have developed close relationships with several key suppliers particularly in the procurement of cells and certain other key system parts. Our complex supply chain is a unique hybrid of the traditional automotive and high tech industries and encompasses suppliers from around the world. Most of our Tier 1 suppliers (i.e., direct suppliers) do not purchase raw materials directly and must rely on their downstream suppliers and sub-suppliers to determine the origin of their raw materials. Therefore, reliably determining the origin is a difficult task, and our suppliers are highly dependent on the information provided to them by their suppliers and sub-suppliers which are often far removed from the direct smelter or refiner. Additionally, many of our suppliers are not directly subject to the same conflict minerals law and regulations as we are.

Our Tier 1 suppliers are required to register and complete the domestic and international material compliance requirements in the International Material Data System (“IMDS”) to meet European Union and other international material and environmental related regulations. This requirement is mandated for all suppliers who supply their products or raw materials to us as part of our production part approval process.

This supplier-provided data is collected from IMDS and managed by our supply chain team and is the starting point for our conflict minerals due diligence efforts. In addition to the material requirements above, we refined our sourcing process to require our Tier 1 suppliers to fully disclose material sourcing of certain materials as specified in supply chain purchasing contracts.

Ensuring Supplier Compliance

Tesla is committed to sourcing responsibly and considers mining activities that fuel conflict as unacceptable. Tesla’s suppliers are expected to use reasonable efforts to ensure that parts and products supplied to Tesla are DRC “conflict-free,” meaning that such conflict minerals do not benefit armed groups in the Democratic Republic of the Congo. Conflict-free means such parts and supplies do not contain metals derived from “conflict minerals” which are defined as:

(i)	columbite-tantalite (tantalum);
(ii)	cassiterite (tin);
(iii)	gold;
(iv)	wolframite (tungsten); and
(v)	any derivatives of the above.

The goal of this policy is to ensure that Tesla’s products do not directly or indirectly finance or benefit armed groups through mining or mineral trading in the Democratic Republic of the Congo or an adjoining country. Tesla requires its suppliers to establish policies, due diligence frameworks, and management systems, consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, that are designed to accomplish this goal.

For more on Tesla’s Conflict Minerals Policy, visit http://www.teslamotors.com/about/legal.

Tesla’s policy also includes a grievance mechanism where concerned parties may contact Tesla’s Board of Directors and provide comments about Conflict Minerals and other sourcing matters.

The Recognized Framework used to develop Due Diligence Framework

Our conflict minerals process and policy are designed to conform in all material respects with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Description of Due Diligence Performed on the Source and Chain of Custody of those Conflict Minerals

Step 1: Establish strong company management systems

Tesla has adopted a human rights and conflict minerals policy. Our supplier manuals also address conflict minerals and state our expectation that all Tesla suppliers are accountable for performing due diligence aligned with the OECD Guidance. Our contractual terms with suppliers (i.e., General Terms and Conditions) include verbiage that provides the expectation that all Tesla suppliers are accountable for performing conflict minerals due diligence aligned with the OECD Guidance as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We maintain a small team within our supply chain personnel to lead the due diligence efforts. Our internal cross-functional “Steering Committee” composed of Tesla management from Supply Chain, Accounting and Legal oversees the due diligence efforts and potential risks and issues within our supply base. We use the Conflict-Free Sourcing Initiative (“CFSI”) Reporting Template (“CMRT”) to query at risk Tier 1 suppliers to identify smelters in congruence with the OECD Guidance.

Our internal Steering Committee conducted an internal educational training session for our Supply Chain team to spread awareness of the due diligence activities and responsibility in July 2014 and plan to do this annually.

We are using the automotive industry standard International Material Data System (“IMDS”) to help determine which suppliers are at risk for conflict minerals for all Tesla products. From that database, we review the existing supplier base annually to include newly added suppliers and existing suppliers who provide products to Tesla, to determine which Tier 1 suppliers are likely to supply a product with a conflict mineral (Gold, Tantalum, Tin, Tungsten, or “3TG”). For any Tier 1 supplier which has products that are determined to be highly unlikely to provide 3TG, we do not pursue additional conflict minerals due diligence and do not include that supplier in the Reasonable Country of Origin Inquiry (“RCOI”).

Step 2: Identify and assess risk in the supply chain

We sent out a new inquiry letter to the Tier 1 suppliers which have products not determined to be “highly unlikely” to provide 3TG based on our data analysis from IMDS. Suppliers were given approximately one month to respond to this letter and submit their CMRT. Any suppliers that did not respond were queried again and given additional time to respond. Tesla reached out to all suppliers within the scope at the end of the calendar year to confirm that the declarations continued to be up to date.

Any concerns with supplier responses throughout data collection were brought to the attention of a member of or the entire Tesla Motors Conflict Minerals Steering Committee for further review and action. Suppliers who did not respond were brought to the attention of a Steering Committee member for escalation.

In addition, we continued to engage with other manufacturing companies in Silicon Valley to discuss conflict minerals activities across multiple industries. This Silicon Valley Conflict Minerals Forum has been instrumental in developing an aligned strategy and approach to the conflict minerals due diligence challenge. Tesla regularly participates, hosts gatherings, and encourages participation in the forum from neighboring peers.

Step 3: Design and implement a strategy to respond to identified risks

We performed risk-based assessments on all Tier 1 and potential Tier 1 suppliers as part of our sourcing process and through IMDS we identified which direct suppliers were highly likely to supply products that contain 3TG. Based on this supplier list, we conducted a supply chain survey using the CMRT, requesting Tier 1 suppliers to identify smelters and refiners and country of origin of the conflict minerals. Using the CMRT, we received reports back on Tier 1 supplier progress and collected the determined list of smelters used in the supply chain. We followed up with suppliers that did not respond to the original request for information with further inquiries and deadlines. Our goal was to collect 100% CMRT submissions from this pool of identified suppliers.

We performed documentation review of the smelters and refiners identified by the Tier 1 suppliers using the CMRT and made further inquiries to suppliers if we needed more clarification. We developed an in-house template to track the progress and response rate to determine next steps and escalation as necessary. We reported progress at each internal Steering Committee meeting and collected feedback from the Steering Committee regarding further actions to take.

Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

We support the Conflict-Free Sourcing Initiative’s outreach efforts and Conflict-Free Smelter Program’s (“CFSP”) smelter audits through our membership. We reserve the right to ask any high risk Tier 1 supplier to audit their supply chain conflict minerals due diligence using a 3rd party independent auditor.

As outlined in the OECD Guidance, the internationally recognized standard on which our company’s system is based, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the EICC and GeSI’s Conflict-Free Sourcing Initiative. The data on which we relied for certain statements in this declaration was obtained through our membership in the CFSI, using the Reasonable Country of Origin Inquiry report for member TSLA.

Step 5: Report on supply chain due diligence

We report on our due diligence efforts as required by law.

Steps Tesla Plans to Take to Mitigate the Risk that Necessary Conflict Minerals Benefit Armed Groups, Including Any Steps to Improve Tesla’s Due Diligence – 2015 focus

In 2015, we plan to continue our inquiry method and utilize the CFSI’s CMRT to collect and report on due diligence activities with our supply base. We will perform a new review of our suppliers who are determined to be highly likely to source 3TG. We plan to continue participation in our Silicon Valley Conflict Minerals Forum and work together with our industry peers to better understand the developments from our joint due diligence efforts. Supplier education is important to our efforts to collect reliable feedback, and we plan to better provide details on our conflict minerals due diligence efforts to our Tier 1 suppliers through distributing information about the CFSI’s efforts and encouraging participation in the CFSI. As a continuous improvement effort, we plan to monitor our due diligence progress over the year as we receive supplier responses to our inquiries and target 100% response rate. We expect to participate in more CFSI smelter engagement outreach efforts and provide feedback to our own supply chain to improve the quality of the responses from our suppliers.

Reasonable Country of Origin Inquiry of the Necessary Conflict Minerals in Tesla’s Products

Tesla has not yet been able to fully identify countries of origin of the necessary conflict minerals and smelters and refiners used to process the necessary conflict minerals in Tesla’s products.

We identified 112 suppliers who supply 3TG in their products and required all of these suppliers to perform and report on their supply chain due diligence through the use of the CMRT. We received 100% supplier responses with over a thousand unique smelters and refiners reported comprehensively. As a member of the CFSI, we became better educated about the requirements to conflict free due diligence from the CFSI’s work through conferences, weekly calls, and updates from different working groups within the CFSI. We recognize the importance of working with industry peers and organizations and believe that a consolidated effort to determine reasonable country of origin is the most efficient method. Through our involvement in the CFSI, we contributed information to help identify the current status of many of our smelters. To help determine reasonable country of origin, we continue to monitor and rely upon the CFSI’s progress in dispositioning smelters and refiners. Additionally, we continuously compare the updated list of facilities that are certified by the CFSI as conflict-free smelters or refiners against our own CMRT results throughout the year.

Our Tier 1 suppliers are highly dependent on the information provided to them by their suppliers and many of these suppliers are not directly subject to the same conflict minerals law and regulations. Determining the countries of origin of the 3TG continues to be a challenge that will take years to complete.

Based on the information provided by Tesla’s suppliers as well as the CFSI, Tesla believes that the countries of origin of the 3TG contained in its products include the countries listed below in Annex I as well as scrap and recycled sources. This list of countries as well as the smelter and refiner list (Annex II) is based off of CFSI’s RCOI data from February 28, 2015, and Tesla’s 2014 supplier CMRT submissions.

[Annex I]

Angola, Argentina, Australia, Belgium, Bolivia, Brazil, Burundi, Canada, Central African Republic, Chile, China, Colombia, Côte D’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Kenya, Laos, Luxembourg, Madagascar, Malaysia, Mozambique, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Republic of Congo, Russia, Rwanda, Sierra Leone, Singapore, Slovakia, South Africa, South Korea, South Sudan, Spain, Suriname, Switzerland, Taiwan, Tanzania, Thailand, Uganda, United Kingdom, United States of America, Vietnam, Zambia, Zimbabwe

[Annex II]

The following list of facilities are certified by the CFSI as conflict-free smelters or refiners who have completed the CFSP and are CFSI compliant and believed to be in Tesla’s supply chain. We publish this list to hold these smelters and refiners accountable and to give credit for their continued participation in the CFSP. In addition, we hope that this encourages the remaining smelters and refiners in our supply to accelerate their efforts to become conflict free through the CFSP.

Mineral	Smelter or Refiner	Smelter ID
Gold	Asahi Pretec Corporation	CID000082
Gold	Dowa	CID000401
Gold	Eco-System Recycling Co., Ltd.	CID000425
Gold	Heimerle + Meule GmbH	CID000694
Gold	Kojima Chemicals Co., Ltd	CID000981
Gold	Materion	CID001113
Gold	Nihon Material Co. LTD	CID001259
Gold	Ohio Precious Metals, LLC	CID001322
Gold	Ohura Precious Metal Industry Co., Ltd	CID001325
Gold	Solar Applied Materials Technology Corp.	CID001761
Gold	United Precious Metal Refining, Inc.	CID001993
Tantalum	Conghua Tantalum and Niobium Smeltry	CID000291
Tantalum	Duoluoshan	CID000410
Tantalum	Exotech Inc.	CID000456
Tantalum	F&X Electro-Materials Ltd.	CID000460
Tantalum	Global Advanced Metals Aizu	CID002558
Tantalum	Global Advanced Metals Boyertown	CID002557
Tantalum	Guangdong Zhiyuan New Material Co., Ltd.	CID000616
Tantalum	Guizhou Zhenhua Xinyun Technology Ltd., Kaili branch	CID002501
Tantalum	H.C. Starck Co., Ltd.	CID002544
Tantalum	H.C. Starck GmbH Goslar	CID002545

Tantalum	H.C. Starck GmbH Laufenburg	CID002546
Tantalum	H.C. Starck Hermsdorf GmbH	CID002547
Tantalum	H.C. Starck Inc.	CID002548
Tantalum	H.C. Starck Ltd.	CID002549
Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	CID002492
Tantalum	Hi-Temp Specialty Metals, Inc.	CID000731
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CID000914
Tantalum	Jiujiang Tanbre Co., Ltd.	CID000917
Tantalum	KEMET Blue Metals	CID002539
Tantalum	LSM Brasil S.A.	CID001076
Tantalum	Metallurgical Products India (Pvt.) Ltd.	CID001163
Tantalum	Mitsui Mining & Smelting	CID001192
Tantalum	Molycorp Silmet A.S.	CID001200
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CID001277
Tantalum	Plansee SE Liezen	CID002540
Tantalum	Plansee SE Reutte	CID002556
Tantalum	QuantumClean	CID001508
Tantalum	RFH Tantalum Smeltry Co., Ltd	CID001522
Tantalum	Solikamsk Magnesium Works OAO	CID001769
Tantalum	Taki Chemicals	CID001869
Tantalum	Telex	CID001891
Tantalum	Ulba	CID001969
Tantalum	Yichun Jin Yang Rare Metal Co., Ltd	CID002307
Tantalum	Zhuzhou Cement Carbide	CID002232
Tin	Alpha	CID000292
Tin	CV United Smelting	CID000315
Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	CID000538
Tin	Magnu’s Minerais Metais e Ligas LTDA	CID002468
Tin	Malaysia Smelting Corporation (MSC)	CID001105
Tin	Melt Metais e Ligas S/A	CID002500
Tin	Mineração Taboca S.A.	CID001173
Tin	Minsur	CID001182
Tin	OMSA	CID001337
Tin	PT ATD Makmur Mandiri Jaya	CID002503
Tin	PT Babel Inti Perkasa	CID001402
Tin	PT Bangka Putra Karya	CID001412
Tin	PT Bangka Tin Industry	CID001419
Tin	PT Bukit Timah	CID001428
Tin	PT DS Jaya Abadi	CID001434
Tin	PT Eunindo Usaha Mandiri	CID001438
Tin	PT Prima Timah Utama	CID001458

Tin	PT REFINED BANGKA TIN	CID001460
Tin	PT Sariwiguna Binasentosa	CID001463
Tin	PT Stanindo Inti Perkasa	CID001468
Tin	PT Tambang Timah	CID001477
Tin	PT Timah (Persero), Tbk	CID001482
Tin	Thaisarco	CID001898
Tin	White Solder Metalurgia e Mineração Ltda.	CID002036
Tin	Yunnan Tin Company, Ltd.	CID002180
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	CID000875
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CID002315
Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	CID002494
Tungsten	Global Tungsten & Powders Corp.	CID000568
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	CID000769
Tungsten	Japan New Metals Co., Ltd.	CID000825
Tungsten	Malipo Haiyu Tungsten Co., Ltd.	CID002319
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd	CID002011
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CID002320
Tungsten	Xiamen Tungsten Co., Ltd.	CID002082

Conflict Minerals Information on Tesla’s Website

This Conflict Minerals Report and more information regarding Tesla’s Conflict Minerals Policy is available at: https://www.teslamotors.com/about/legal